March 30, 2022
VIA EDGAR
Ms. Nudrat Salik
Mr. Alan Campbell
Ms. Laura Crotty
Ms. Mary Mast
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Prenetics Global Limited (CIK No. 0001876431)

Dear Ms. Salik, Mr. Campbell, Ms. Crotty and Ms. Mast,
On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 9, 2022 with respect to Amendment No. 7 to the Company’s registration statement on Form F-4 filed with the Commission on March 4, 2022 (the “Amendment No. 7”).
Concurrently with the submission of this letter, the Company is filing the Amendment No. 8 to the registration statement on Form F-4 (the “Amendment No. 8”). To facilitate your review, we will separately deliver to you a courtesy copy of the Amendment No. 8 marked to show changes to the Amendment No. 7.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 8.
In addition to the changes made in response to the Staff’s comment, the changes reflected in Amendment No. 8 also include (i) updates relating to amendments to the Business Combination Agreement and certain ancillary agreements to give effect to a conversion and forfeiture of shares by the Sponsor of Artisan and amendments to the exchange ratio applicable in the Initial Merger and the exchange ratio applicable in the Acquisition Merger, resulting in improved terms of the Business Combination for non-redeeming public shareholders of Artisan, and (ii) the updated consolidated audited financial information for the year ended December 31, 2021 for Prenetics Group Limited and the updated corresponding pro forma financial information.
Amendment No. 7 to Registration Statement on Form F-4
Unaudited Pro Forma Condensed Combined Financial Information, page 279
1.
Your disclosures on page 279 and 292 indicate that the historical financial information of Prenetics was derived from the audited financial statements for the period ended December 31, 2021 included elsewhere in the proxy statement/prospectus. This appears to be a typographical error. Please revise as necessary.
In response to the Staff’s comment, the Company has revised the disclosure on page 285 and page 299 of the Amendment No. 8.
*   *   *

If you have any questions regarding the Amendment No. 8, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.
Very truly yours,
/s/ Jonathan Stone

Jonathan Stone
cc:
Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Group Limited
Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Group Limited
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP
Irene Chu, Partner, KPMG